

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
187
SECTION

FORM 11-K
ANNUAL REPORT

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCANCORP EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Alcancorp Employees' Savings Plan - December 31, 2002 and 2001

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:

- 23.1 Consent of PricewaterhouseCoopers (Cleveland)
- Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officers of the Alcancorp Employees' Savings Plan (the "Plan"), does hereby certify, to such officers' knowledge, that:

(a) The Annual Report on Form 11-K for the annual period ended December 31, 2002 (the "Form 11-K") of the Plan fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 24, 2003



Name: John N. Stamatiades
Title: Manager, Pension and Savings Plans

Dated: June 24, 2003



Name: David K. Godsell
Title: Vice President, Human Resources

* A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Alcancorp Employees' Savings Plan and will be retained by the Alcancorp Employees' Savings Plan and furnished to the Securities and Exchange Commission or its staff upon request.

** The foregoing Certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 11-K or as a separate disclosure document.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-71234) of Alcan Inc. of our report dated June 19, 2003 relating to the financial statements of the Alcancorp Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cleveland, Ohio

June 23, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 21, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 21, 2003


PRICEWATERHOUSECOOPERS

Alcan Aluminum Corporation

Alcancorp Employees' Savings Plan
Financial Statements
December 31, 2002 and 2001

Alcan Aluminum Corporation

Alcancorp Employees' Savings Plan
Index To Financial Statements

Note: All schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

Report of Independent Auditors

To the Participants and Administrator of
the Alcancorp Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcancorp Employees' Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 19, 2003

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Financial Statements

Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Investment:		
Interest in Master Trust (Note 3)	$ 320,477,339	$ 341,543,098
Contribution receivable:		
Employer	625,159	-
Participants	1,326,389	-
	1,951,548	-
Net assets available for benefits	$ 322,428,887	$ 341,543,098

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31, 2002	For the Years Ended December 31, 2001
Additions (deductions) to net assets attributed to:		
Interest in net investment loss of Master Trust	$ (27,385,864)	$ (9,232,822)
Interest on participants loans of Master Trust	714,475	858,517
	(26,671,389)	(8,374,305)
Contributions:		
Employer	8,344,609	8,343,697
Participants	18,580,591	18,554,513
	26,925,200	26,898,210
Withdrawals	(19,492,457)	(22,519,600)
Net transfers in from other plan	124,435	52,700
Net deduction in net assets	(19,114,211)	(3,942,995)
Net assets available for benefits:		
Beginning of the year	341,543,098	345,486,093
End of the year	$ 322,428,887	$ 341,543,098

The accompanying notes are an integral part of these financial statements.

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

1. SUMMARY DESCRIPTION OF PLAN

The Plan was adopted by the Company's Board of Directors on February 24, 1981, and became effective on May 1, 1981. The Plan was modified effective January 1, 1985 to conform to Internal Revenue Code Section 401(k) for contributions made subsequent to March 31, 1985. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). Vanguard Fiduciary Trust Company (the "Trustee") maintains the funds and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Eligibility

All full-time employees of the Company and certain related companies (Logan Aluminum, Inc. and Toyal America, Inc.) are eligible to join the Plan upon date of hire, or after one year of service for part-time employees. An employee who is represented by a collective bargaining agreement recognized by the Company shall be considered to be an eligible employee only when such status results as a condition of the collective bargaining agreement; currently there are no such employees eligible for the Plan.

Contributions and Vesting

Each participant may make contributions at the rate of 1% to 6% of such participant's compensation for each payroll period ("Basic Contribution"). The participant may elect to make all or a portion of this Basic Contribution on a before or after-tax basis subject to limits set by law.

The Company contributes a percentage of Basic Contributions based on the participant's contribution percentage, as outlined in the table below:

Participant Contribution Percentage	Company Matching Percentage
1-3%	100.0%
4%	87.5%
5%	80.0%
6%	75.0%

A participant who has chosen to make a contribution at the rate of 6% may elect at any time to contribute additional voluntary amounts at the rate of 1% to 14% (24% effective January 1, 2002 and 44% effective July 1, 2002) of such participant's compensation ("Additional Contribution").

Company contributions are invested in accordance with participant investment elections and may be transferred to any other fund on a daily basis. The Plan does not have any non-participant directed contributions. The Plan also accepts rollover contributions from other qualified plans or rollover IRAs. Such amounts were $351,932 and $855,151 in 2002 and 2001, respectively, and are included within participant contributions in the Statements of Changes in Net Assets. Effective July 1, 2002, the Plan allows participants age 50 and older to make additional "catch-up contributions".

Effective January 1, 2001, the Plan was amended to take advantage of the IRS approved "safe-harbor" method for satisfying the nondiscrimination tests applicable to participant before-tax contributions and company matching contributions. Highly compensated employees may still be limited in the amount of after-tax contributions they can make in order to satisfy IRS nondiscrimination regulations.

The participant may elect to invest, in multiples of 1%, the participant's and the Company's contribution in any of the ten investment funds. The Company Stock Fund is not available to participants whose employer is owned less than 50% by Alcan. As provided in the Plan, the participant may revise this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received in respect of any fund are reinvested automatically in the same fund.

Participants are fully vested at all times in their own contributions. Company matching contributions made after January 1, 2001 are immediately vested. Company matching contributions made before January 1, 2001 become 100% vested after the participant attains two years of employment service.

The nonvested portion of the Employer Account (See *Participant Accounts* below) at the time of the participant's withdrawal from the Plan or discontinuance of employment shall be forfeited, and such amount shall be applied to reduce subsequent employer contributions under the Plan. During the years ended December 31, 2002 and 2001, forfeitures amounted to $2,942 and $14,106, respectively.

Termination Provision

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan is terminated, the accounts of the participants will be distributed at that time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Participant Accounts

There were 4,257 and 4,306 participants in the Plan at December 31, 2002 and 2001, respectively. Each participant has two separate accounts under each fund in which contributions are invested on behalf of the participant. One account represents the participant's contributions and the earnings thereon ("Participant Account") and the other account represents the employer's contributions, made on behalf of the respective participants, and the earnings thereon ("Employer Account"). The net value of each Participant Account and Employer Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which are valued at contract value.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

	December 31,	
	2002	**2001**
Fixed Income Fund	2,942	2,887
Registered Investment Companies:		
Vanguard Total Bond Market Index Fund	504	385
Vanguard 500 Index Fund	2,739	2,846
Vanguard Total International Stock Index Fund	1,133	1,183
Vanguard Extended Market Index Fund	1,401	1,459
Vanguard LifeStrategy Income Fund	158	95
Vanguard LifeStrategy Conservative Growth Fund	184	138
Vanguard LifeStrategy Moderate Growth Fund	387	362
Vanguard LifeStrategy Growth Fund	419	390
Company Stock Fund	1,612	1,598
Loan Fund	1,408	1,496

Plan Withdrawals and Distributions

Active participants may elect to make two withdrawals from the Plan in any given plan year. The Plan requires that any withdrawals be made in the following order of priority:

(a) any portion of after-tax contributions made before 1987,

(b) any portion of after-tax contributions made after 1986 and their earnings,

(c) any portion of earnings on after-tax contributions made before 1987,

(d) any portion of rollover contributions and their earnings,

(e) any portion of Company Matching contributions made before January 1, 2001 which have been in the Plan for at least two years and their earnings, plus earnings on Company Matching contributions made before January 1, 2001 which have been in the Plan for less than two years,

(f) if the participant has attained age 59-1/2, any portion of Company Matching contributions made before January 1, 2001 which has been in the Plan less than two years, or

(g) if the participant has attained age 59-1/2, any portion of Company Matching contributions made on or after January 1, 2001,

(h) if the participant has attained age 59-1/2, any portion of before-tax contributions and their earnings.

The withdrawal of any post-1986 after-tax contributions includes a pro-rata share of earnings.

Plan participants can apply for a hardship withdrawal from before-tax savings within the limits specified by the IRS. A participant must satisfy the Plan Administrator as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the maximum amount available to the participant from the Plan under the normal withdrawal and loan options are utilized. Ordinary income taxes are paid on all withdrawals, except withdrawals of after-tax contributions. Also, withdrawals (including hardship withdrawals) made by a participant before the age of 59-1/2 may be subject to an additional 10% tax on the taxable portion of the withdrawal.

Terminated or retired participants with more than $5,000 in the Plan may leave their money in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Any withdrawals during the period of employment must be in cash distributions. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Benefit Obligations

There were no benefit obligations to employees at December 31, 2002 and 2001. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

Transfers Between Plans

When a participant transfers between plans in the Alcan Aluminum Corporation Master Savings Trust (the "Master Trust"), the entire account balance, including the Loan Fund, is transferred to the new plan. For the years ending December 31, 2002 and 2001, there were net transfers into this Plan of $124,435 and $52,700, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accounting records of the Alcancorp Employees' Savings Plan ("Plan") are maintained on the accrual basis.

Valuation of Investments

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value, which may or may not approximate market value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133")".

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust.

Administrative Costs

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. SFAS 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133" is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

3. MASTER TRUST ARRANGEMENT

Effective September 1, 1997, the Plan's investments are held by the Vanguard Fiduciary Trust Company in the Alcan Aluminum Corporation Master Savings Trust, or the Master Trust, where the Plan's investments are commingled with the Alcan Aluminum Corporation Hourly Employees' Savings Plan. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interests of the individual participants in the Plan.

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

The Master Trust Statements of Net Assets Available for Benefits is provided below:

Assets:	December 31, 2002	December 31, 2001
Investments:		
Short term investment, at market value	$ 3,890,794	$ 4,751,018
Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value	149,045,990	136,754,253
Registered investment companies, at market value	165,895,902	197,421,841
Alcan Inc. common stock, at market value	18,721,879	18,242,990
	337,554,565	357,170,102
Loans to participants	12,225,568	12,032,537
Other	-	2,166,611
Net Assets	$ 349,780,133	$ 371,369,250

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

The Master Trust Statements of Changes in Net Assets Available for Benefits is provided below:

	For the Years Ended December 31, 2002	For the Years Ended December 31, 2001
Additions (deductions) to net assets attributed to:		
Investment income (loss):		
Interest and dividends	$ 11,778,062	$ 13,097,456
Net realized gain (loss) on sale of investments	(4,479,245)	368,186
Net unrealized depreciation of investments:		
Registered investment companies	(33,656,099)	(22,629,072)
Alcan Inc. common stock	(3,396,019)	(1,118,358)
Interest on participant loans	827,177	985,127
	(28,926,124)	(9,296,661)
Contributions:		
Participants	20,295,733	21,776,324
Employer	8,417,333	9,098,702
	28,713,066	30,875,026
Withdrawals	(21,376,059)	(24,322,893)
Net deductions	(21,589,117)	(2,744,528)
Net assets available for benefit:		
Beginning of the year	371,369,250	374,113,778
End of the year	$ 349,780,133	$ 371,369,250

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

The net assets in the Master Trust have been distributed among the participating plans and funds as follows:

	December 31, 2002	December 31, 2001
Plans		
Alcancorp Employees' Savings Plan	$ 320,477,339	$ 341,543,098
Hourly Employees' Savings Plan	29,302,794	29,826,152
Net assets	$ 349,780,133	$ 371,369,250

	December 31, 2002	December 31, 2001
Funds		
Fixed Income Fund	$ 152,878,629	$ 141,475,331
Vanguard Total Bond Market Index Fund	13,599,586	12,192,424
Vanguard 500 Index Fund	92,063,667	117,415,117
Vanguard Extended Market Index Fund	16,054,942	19,794,669
Vanguard Total International Stock Index Fund	7,739,261	8,714,017
Vanguard LifeStrategy Income Fund	3,302,441	2,953,885
Vanguard LifeStrategy Conservative Growth Fund	6,273,280	6,160,505
Vanguard LifeStrategy Moderate Growth Fund	14,555,167	16,608,815
Vanguard LifeStrategy Growth Fund	12,307,559	13,582,410
Company Stock Fund	18,780,033	18,272,929
Loan Fund	12,225,568	12,032,537
Total funds	349,780,133	369,202,639
Other	-	2,166,611
Net assets	$ 349,780,133	$ 371,369,250

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

A description of the investments included in each fund of the Master Trust at December 31, 2002 follows:

Fixed Income Fund

The Fixed Income Fund invests in a diversified portfolio of investment contracts that are backed either by the financial strength of the issuing insurance company or bank (Guaranteed and Bank Investment Contracts) or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allows the bond portfolio to be valued at contract value (Alternative Investment Contracts). The Plan may be exposed to losses in the future if the counterparties for the investment contracts fail to perform. The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2002:

Guaranteed and Bank Investment Contracts:	Crediting Interest Rate %	Maturity Date		Contract Value Unless Otherwise Noted
Allstate Life Insurance Company	5.63	April 15, 2003	$	6,199,541
New York Life Insurance Company	6.70	July 31, 2003		7,488,128
John Hancock Mutual Life Insurance Company	7.05	October 31, 2003		609,698
Massachusetts Mutual Life	6.82	November 15, 2003		3,025,595
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004		4,973,331
AIG Life Insurance Company	6.76	June 15, 2004		5,023,241
Bayerische Landesbank	5.81	July 15, 2005		3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006		5,518,376
Principal Financial Group	6.02	May 10, 2006		3,303,119
Metropolitan Life Insurance Company	5.87	July 17, 2006		2,710,798
Principal Financial Group	5.86	December 29, 2006		4,235,061
				46,167,591
Alternative Investment Contracts:				
CDC Capital	5.43	December 15, 2003		5,011,603
CDC Capital	5.66	January 25, 2004		4,329,246
West Deutsche Landesbank	5.74	March 31, 2004		7,441,626
AIG Financial Products Corp.	4.72	June 29, 2007		14,871,620
CDC Capital	2.96	January 5, 2005		5,034,886
New York Life Insurance Company	7.05	March 31, 2005		4,671,984
Rabobank Nederland	6.72	June 30, 2005		4,666,588
State Street Bank	5.93	December 30, 2005		6,635,349
New York Life Insurance Company	6.11	February 28, 2006		3,350,469
Roabobank Nederland	4.37	June 30, 2006		6,187,506
Rabobank Nederland	4.61	September 29, 2006		6,319,199
JPMorgan Chase bank	5.27	September 29, 2006		5,244,842
Union Bank of Switzerland	4.88	None*		13,776,133
CDC Capital	4.26	None*		6,006,847
State Street Bank	3.54	None*		9,330,501
				102,878,399
Total Guaranteed and Alternative Investment Contracts				149,045,990
Short Term Investments, at Market Value				
Vanguard Money Market Prime Fund	1.25			3,832,639
Total Fixed Income Fund			$	152,878,629

(*) This is an indefinite contract with no final maturity date.

Registered Investment Companies

The Plan offers participants mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies follows:

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard 500 Index Fund

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

Vanguard Extended Market Index Fund

The Vanguard Extended Market Index Fund invests in stocks of nearly 3,200 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

Vanguard Total International Stock Index Fund

The Vanguard Total International Stock Index Fund holds stocks of approximately 1,500 companies located in more than 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

Vanguard LifeStrategy Funds

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

Vanguard LifeStrategy Income Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

- Vanguard Total Bond Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 5%

Vanguard LifeStrategy Conservative Growth Fund

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 20%
- Vanguard Total International Stock Index Fund 5%

Vanguard LifeStrategy Moderate Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

- Vanguard Total Stock Market Index Fund 35%
- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 10%

Vanguard LifeStrategy Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

- Vanguard Total Stock Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%

- Vanguard Total International Stock Index Fund 15%
- Vanguard Total Bond Market Index Fund 10%

Company Stock Fund

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 634,210 shares and 507,737 shares at December 31, 2002 and 2001, respectively. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund ($58,154 at December 31, 2002), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

Loan Fund

This Fund represents loan transfers made from the various funds into the Loan Fund for the purpose of segregating individual loan balances. The loan feature allows participants to borrow from their account, within the limits specified by the Internal Revenue Service ("IRS"). Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see *Plan Withdrawals and Distributions* in Note 1).

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The Plan's net unrealized appreciation (depreciation) in market value of investments of the Master Trust (Note 3) was as follows:

	For the Years Ended December 31, 2002	2001
Unrealized appreciation (depreciation) at:		
Beginning of period	$ 2,091,463	$ 24,119,726
Adjustments	138,506	(96,219)
End of period	(32,120,711)	2,091,463
Change in unrealized depreciation in market value for the year	$ (34,350,680)	$ (21,932,044)

The Plan's realized gains (losses) of investments of the Master Trust (Note 3) during 2002 and 2001 were ($3,863,833) and $614,573, respectively.

The allocation between unrealized and realized appreciation for presentation on the Form 5500 does not correspond to the allocation between unrealized and realized appreciation for purposes of financial statement disclosure.

5. TAX STATUS OF THE PLAN

The IRS advised on October 16, 2002 that the Plan is a qualified plan and the trust is therefore exempt from federal income taxes. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.